Filed by Trimble Navigation Limited

                         pursuant to Rule 425 under the Securities Act of 1933

                                      and deemed filed pursuant to Rule 14a-12

                     under the Securities and Exchange Act of 1934, as amended

                                                  Subject Company: @Road, Inc.

                                                Commission File No.: 000-31511


This filing consists of the transcript of a conference call held on January 25, 2007 by Trimble Navigation Limited ("Trimble") regarding its fourth quarter and fiscal 2006 earnings. On December 10, 2006 Trimble entered into an Agreement and Plan of Merger (the "Merger Agreement") with Roadrunner Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Trimble ("Merger Sub") and @Road, Inc., a Delaware corporation ("@Road"). The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the "SEC") as an exhibit to the Current Report on Form 8-K filed by @Road on December 11, 2006, and is incorporated by reference into this filing.


MANAGEMENT DISCUSSION SECTION

     Operator: Good afternoon. My name is Anna and I will be your conference operator today. At this time, I would like to welcome everyone to the Trimble's Fourth Quarter and Fiscal 2006 Earnings Conference Call. [Operator Instructions]. Thank you. Ms. McManmon, you may begin your conference.


Willa McManmon, Director, Investor Relations
-------------------------------------------------------------------------------

     Thank you, and thank you for joining Trimble's fourth quarter and fiscal 2006 earnings call. I am here with Steve Berglund, our President and CEO; Raj Bahri, our CFO; and Mark Harrington, our Vice President of Strategy.

     During the course of this conference call we will make projections or other forward-looking statements regarding future events or the future financial performance of the company. The words intend, expect, plan or similar expressions are intended to identify forward-looking statements. We wish to caution that such statements are subject to risks and uncertainties that could cause actual events or results to differ materially. Important factors relating to our business including factors that could cause actual results to differ from our forward-looking statements are described in our Form 10-Q, 10-K and other filings with the SEC. The company assumes no obligation to update these forward-looking statements to reflect actual results or changes in assumptions or other factors.

     This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of
     Section 10 of the Securities Act of 1933, as amended.

     Trimble and @Road filed with the SEC a prospectus/proxy statement and other relevant materials in connection with the proposed acquisition of @Road by Trimble pursuant to the terms of an Agreement and Plan of Merger by and among Trimble, Roadrunner Acquisition Corp., a wholly-owned subsidiary of Trimble, and @Road. The prospectus/proxy statement has been mailed to the stockholders of @Road. The prospectus/proxy statement and other relevant materials, and any other documents filed by Trimble or @Road with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Trimble by contacting Trimble Investor Relations, 935 Stewart Drive, Sunnyvale, California 94085, or calling (408) 481-7838. Investors and security holders may obtain free copies of the documents filed with the SEC by @Road by contacting @Road Investor Relations, 47071 Bayside Parkway, Fremont, California 94538, or calling (510) 870-1317. Investors and security holders of @Road are urged to read the prospectus/proxy statement and the other relevant materials, as well as any amendments or supplements to those documents, when they become available before making any voting or investment decision with respect to the proposed merger.

     With that, I will turn the call over to Steve Berglund. Steve?


Steven W. Berglund, President and Chief Executive Officer
-------------------------------------------------------------------------------

     Good afternoon. The performance in the fourth quarter completed a strong year for Trimble. Total revenues grew 21% for the year, baseline adjusted operating income grew 36%, and non-GAAP EPS grew 48%. Our baseline operating leverage, which is key to continued margin expansion, was 29% for the entire year. Beyond the financials, our trajectory during the year strengthened and we entered 2007 with good momentum.

     The Engineering and Construction business trend continues to be positive with over 20% revenue growth for the year and adjusted earnings up over 30%. Aside from the residential construction slowdown in the US, which has not had a material impact on our results, most of the other external conditions have remained either relatively constant or have improved. In particular, we are pleased with the strong and relatively broad growth we have experienced in E&C internationally. Our Connected Construction Site initiative continues to develop. At our November users' conference Dimensions 2006, we continue to educate the universal contractors, surveyors and engineers on the potential of using technology to transform the way work is done on the construction site. This year, we had over 2,000 attendees, up by over 50% from our first conference in 2005.

     Dimensions provides us with a unique venue to establish the agenda for the industry. During the year, we augmented our internal development of product for the Connected Construction Site with five acquisitions, which filled in technology or capability gaps. The results from the E&C joint ventures with Caterpillar and Nikon are also beginning to contribute more substantially to Trimble's bottom line. For the year, our 50% of the post tax results of the JVs amounted to almost $7 million. Entering 2007, the external environment for E&C appears to be relatively steady. We have a number of key external and execution factors that will determine success for us in the E&C in 2007.

     First, is the US economy that does not put heavy high weight or commercial development in serious jeopardy. Again, we are seeing no signs of significant changes at this point. Second, is a growing international economy. We are seeing strong revenue percentage growth in a number of areas around the world that will increasingly translate into bigger dollar contributions. We are also seeing growth in Japan and Germany, which have not provided a significant source of growth for some time. Third, we need to ensure that the E&C acquisitions over the last 18 months begin to contribute with revenue growth and convergence on the Trimble financial model. We expect this contribution will become more meaningful in the second half of 2007 and accelerate into 2008. Fourth, we must continue rapid incremental development of the Connected Construction Site with the expectation that it will begin to beneficially contribute to E&C financial results in 2008. Fifth and most importantly, we must continue the fundamental blocking tackling work, penetrating the E&C markets by exhibiting the virtues of product innovation, enhanced distribution channels and compelling customer value.

     The Mobile Solutions segment had a dynamic 2006 and is poised to have an even more dynamic 2007. Reported revenues grew 93% for the year as a result of the combined effects of organic growth in acquisitions. Reported operating profits swung by over $5.6 million during the year from a loss in 2005 to a profit in 2006. The acquisitions, which occurred in late 2005 and during 2006 camouflaged the continuing profit development of the core TMS business, which is generating rapidly improving margin performance.

     Business, as constituted prior to those acquisitions, earned double-digit operating margins in the fourth quarter. As the acquisitions converge on the Trimble financial model, we expect to produce a significantly enhanced earnings profile out of this segment. Although we discussed the pending @Road acquisition at length in December, let me update you on status and reinforce the rationale. At this point we have received both SEC and HSR clearance and believe we are on track for mid-February close subject to the @Road shareholders' vote. We have been conducting a series of dialogues without @Road management, employees and believe we would be in a position to establish a solid transition at the point of close. Thus far, we have been favorably impressed by the intelligence, enthusiasm and openness of the @Road management group. As we said in December, and I will reinforce now the competitive market of the two -- competitive market overlap of the two companies is relatively small and we will not need to do extensive re-engineering of sales forces and marketing operations to achieve our objectives.

     A four-point rationale for the combination remains the same. First, is that this is a logical extension of the strategic course Trimble has been on since 2001. The second is the belief that the market potentials effectively unbounded and that the market development will accelerate in the next two to three years. Third is the recognition that @Road has built a strong product portfolio, established a world-class scalable software infrastructure and pioneered new channels. With this transaction Trimble achieves a leadership position in terms of capabilities and products and can use that position to accelerate the further penetration of the market.

     The fourth is our belief that we can make this combination highly successful financially and believe we can generate returns well above our cost of capital. The successful will result from three sources. The first is achieving significant revenue growth. The second is achieving a very high rate of operating leverage in the next three years. And the third is achieving initial synergies from the current cost base.

     The key success factors for us in the Mobile Solutions segment in 2007 are straightforward. The first is a constructive combination of @Road and Trimble that puts us on the path to accretive performance in 2008. The second is to maintain the strong organic momentum within the existing businesses towards strong double-digit revenue growth, coupled with rapid convergence on the Trimble overall operating margin. The third is to continue to enter new vertical markets where Trimble can provide significant value. The fourth is to expand more aggressively internationally.

     The Field Solutions segment ended the year strongly with revenues growing 19% in the second half of the year. Revenue growth for the total year was 9% and underlying adjusted operatings growth was 18%. Last quarter, we announced we were expanding our role in the agricultural market by introducing a product extension into flow controls. Earlier this week we also announced a significant end product, the EZ-Guide 500 system for the lower cost lightbar segment of the Ag guidance market. We believe the future set and the cost point have again redefined the cost benefit ratio for this market. In anticipation of the introduction of the new unit, we reduced prices of the existing lightbar product to establish a more affordable entry point for agricultural guidance during the fourth quarter. These actions are taking place against what appears to be more favorable trends in the agricultural market as a result of the ethanol initiative, strengthening prices and lower fuel cost. During the quarter we also acquired Spacient Technologies as part of our GIS business to extent our software presence in the utilities space.

     The key success factors in Field Solutions in 2007 are to continue with our program in agriculture of further market penetration, the aggressive product innovation, channel refinement and improvement in the cost benefit equation for the farmer. To grow the agricultural flow controls beachhead we established in the third quarter, to grow GIS sales internationally and to explore ways in which to expand our GIS position in the utilities market.

     The Advanced Devices segment grew 13% for the year with lower profitability. Although we are not satisfied with the profit picture, the internal dynamics of this business are showing improved potential and we are seeing more top line buoyancies than we have for some time. The components business reflected record unit shipments in spite of the continuing decline is sales to the automotive industry. This performance record was established without any real impact from the Copernicus module, which we introduced in the first quarter of 2006 and which will not have a meaningful revenue impact until 2007, as a result of the time required to design it into end products. In addition, we are seeing an improved revenue ramp for TrimTrac, which increases the probability of improved profitability performance during the year since TrimTrac represents the most significant earnings drag in the segment.

     The key success factors for 2007 in the segment are to continue to improve TrimTrac sales to exploit the improving trend in the non-automotive components markets and to look internationally for new growth areas. Trimble is approaching $1 billion revenue rate, with increasing size comes both the inherent advantages of scale and the accompanying challenges of complexity, transparency and control. We continue to architect the organization around values that emphasize disciplined entrepreneurship, flexibility in responding to our markets, and tight coupling across the company to enable faster innovation.

     We are fortunate that our fundamentally longer-term strategic objectives, although constantly being refined and internally challenged remain relevant and consistent with the path we laid out a number of years ago. We have therefore been able to focus on key points of execution. These key elements of execution remains centered on developing an organization capable of delivering a growth strategy, continuous innovation, market penetration in that, and expansion and converging on world class operational performance.

     Overall, it was a good quarter and a good year. We entered 2007 with a number of execution challenges, but we also have significant momentum. We think we can make 2007 another good year for Trimble. Let me turn the call over to Raj.

Rajat Bahri, Chief Financial Officer
-------------------------------------------------------------------------------

     Thank you Steve. Fourth quarter 2006 revenue was $234.1 million, up 25% year-over-year, driven by strength across all segments. GAAP earnings per share of $0.41 were even with the fourth quarter of 2005. For year-over-year comparison, it is important to note that net income in the fourth quarter of 2005 benefited from the recognition of a one-time deferred gain from the CTCT joint venture of $9.3 million.

     Additionally, fourth quarter 2006 GAAP earnings were impacted by $0.04 per share due to adoption of FAS 123R, which was not accounted for in the fourth quarter of 2005, and approximately $0.06 per share from higher amortization of intangibles and in-process research and development from new acquisitions. Adjusting for these factors non-GAAP earnings per share of $0.51 were up 77% over the fourth quarter of 2005. The tax rate for the fourth quarter of 2006 was 25%. The lower tax rate was primarily driven by the recently passed legislation on R&D tax credits and by the favorable outcome of an international audit.

     Full-year 2006 revenue was $940.2 million, up 21% compared to 2005. 2006 GAAP earnings per share of $1.79 were up 20% over 2005, and non-GAAP earnings per share of $2.12 were up 48% over 2005. Overall, operating income for the quarter was $27.3 million, up 19% over the fourth quarter of fiscal 2005. Operating income for the full-year 2006 was $135.4 million, up 8% over 2005. Operating income for the quarter and year were impacted by the adoption of FAS 123R, which had a $3.1 million impact on the quarter and $12.6 million impact on full-year 2006.

     Secondly, the net impact of transactions with the CTCT joint venture, which moved costs from the non-operating expense line to the operating line, reduced product operating results by $3.1 million in the fourth quarter and by $18.2 million for the full year. And last, a $2.4 million increase in the amortization of purchased intangibles and purchased in-process research and development expense in the quarter and a $7 million increase in the same for the full year. Adjusting for these factors, operating income was up 51% for the quarter and 36% for the full year.

     Operating income margins for the fourth quarter were 12%, flat with the fourth quarter of 2005. Operating income margins for the year were 14% versus 16% in 2005. Again, adjusting for the three factors mentioned earlier, operating income margins for the quarter was 17%, an increase of three points versus 2005, and 19% for the full year, an increase of two points over 2005.

     As I have done throughout this year, I will now discuss results for each of the segments both on a reported basis and underlying basis, excluding the three items mentioned earlier. Engineering and Construction revenue for the fourth quarter of 2006 was $160 million, up 24% over the fourth quarter of 2005 driven by continued strength in survey as well as increased sales of machine control products.

     Operating income margins were 20% on a reported basis and 23% on an underlying basis, compared to 19% in the fourth quarter of 2005. E&C revenue for the year was $637.1 million, up

     21% over 2005 with operating income margins of 21% on a reported basis and 25% on an underlying basis, compared to 22% in 2005. The margin expansion in E&C was driven by higher margin new products and leveraging of operating expenses.

     Trimble Field Solutions revenue in the fourth quarter of 2006 was $30.6 million, up 21% from the prior year due to more steady agriculture market as well as sales of new GIS products. Fourth quarter operating income margins for TFS were 21% on a reported basis and 22% on an underlying basis, compared to 20% in the fourth quarter of 2005. TFS revenue for 2006 was $139.2 million, up 9% over 2005. TFS operating income margins for the year were 27% on a reported basis and 28% on an underlying basis, up from 25% in 2005 due to product mix and operating expense leverage.

     Revenue for Trimble Mobile Solutions in the fourth quarter for 2006 was $17 million, up 63% over the prior year with operating income margin of 5% on a reported basis and 6% on an underlying basis, compared to 2% in the fourth quarter of 2005. TMS 2006 revenue was $60.9 million, an increase of 93% over fiscal 2005 with operating income margins of 4% on a reported basis and 5% on an underlying basis, compared to negative 10% last year. Growth in TMS came from increased subscriber base and software fees as well as from acquisitions. And the significant turnaround in profitability came due to double-digit growth in our subscriber base, which has higher gross margins. The improvement in the organic business was even more dramatic as acquisitions were impacted by write down of deferred revenues and new investments.

     Advanced Devices revenue for the quarter was $26.5 million, up 20% year-over-year with operating income margins of 5% on a reported basis and 7% on an underlying basis, down from 11% in the fourth quarter of 2005. Revenue growth was driven by strength in embedded products and Nokia licensing revenue. Full-year 2006 revenue for Advanced Devices was $103 million, up 13% over 2005 with operating income margins of 10% on a reported basis and 12% on an underlying basis, compared to 14% in 2005. Revenue growth was driven by embedded and airborne products, and Nokia licensing revenue.

     Operating income margins for the quarter and the year were impacted by product mix and expenses related to TrimTrac relaunch, partially offset by Nokia royalty payments. For the overall company, gross margins for the fourth quarter were 49% on a reported basis and 52% on an underlying basis, compared to 49% last year. The margin expansion came from higher margin new products and high subscriber revenue.

     Geographically in the fourth quarter, overall company revenue increased year-over-year by 24% in North America, 23% in Europe, 33% in Asia-Pacific and 32% in the rest of the world. 2% of overall growth in the quarter came from a weaker dollar. Total operating expenses for the fourth quarter of 2006 came in at $88.5 million or 38% of revenue, compared to 37% of revenue in the fourth quarter of 2005.

     Operating expenses for the quarter included $2.3 million for amortization of purchased intangibles and $900,000 for in-process R&D expenses that resulted from acquisitions, as well as $2.8 million impact from the adoption of FAS 123R. Excluding these impacts, fourth quarter operating expenses were 35% of the revenue versus 36% in the fourth quarter of 2005. Total operating expenses for 2006 were $325.7 million or 35% of revenue compared to 34% of revenue in 2005. Operating expenses for 2006 included $7.9 million for amortization of purchased intangibles and $1.9 million for in-process R&D expenses that resulted from acquisitions, as well as $11.4 million impact from the adoption of FAS 123R. Excluding these impacts, operating expenses for the full year came in 32% of revenue versus 33% of revenue last year.

     For the full year, we dropped 29% of incremental revenue to the bottom line. Non-operating income for the fourth quarter of 2006 was $4.7 million versus $8.7 million in the fourth quarter of 2005. The unfavorable variation was driven by a one-time differed gain on the CTCT joint venture of $9.3 million in the fourth quarter of 2005, partially offset by $700,000 of higher interest income, a

     $900,000 increase in CTCT joint venture profitability, and $2.7 million of transfer pricing costs that were reflected in last year's non-operating line.

     For the full year, non-operating income was $12.7 million, favorable to last year due to higher net interest income of $4.7 million, higher joint venture profit of $5 million, and $11.4 million of transfer pricing costs that were reflected last year in the non-operating line, partially offset by the recognition of a one-time deferred gain on CTCT joint venture of $9.3 million.

     For the fourth quarter 2006, GAAP net income was $24 million and earnings per share were $0.41, flat compared to fourth quarter of 2005. For the full-year 2006, GAAP net income was $103.7 million, up 22% over 2005. Earnings per share in the fourth quarter of 2006 were impacted by approximately $0.04 due to adoption of FAS 123R, and by approximately $0.06 due to high amortization of intangibles and in-process R&D.

     Earnings pre share for the full-year 2006 were impacted by $0.15 and $0.18 respectively for the same factors. Also note that net income in the fourth quarter of 2005 was favorably impacted by recognition of one-time deferred gain of $9.3 million related to CTCT joint venture.

     I will now move to non-GAAP results for the fourth quarter of 2006, which excludes amortization of purchased intangibles, restructuring charges, the amortization of acquisition related inventory step-up charges and the impact of adoption of FAS 123R. Non-GAAP net income and earnings per share for the quarter were $30.1 million and $0.51, up 85% and 77%, respectively, over the fourth quarter of 2005. For full-year 2006, non-GAAP net income and earnings per share were $123 million and $2.12, up 51% and 48% respectively for the year.

     Looking at the balance sheet, we finished the fourth quarter with $129.6 million in cash compared to $136.4 million in the prior quarter. Strong cash flow from operations was offset by the cost of four acquisitions in the fourth quarter. In the fourth quarter, net accounts receivable were $172 million compared to $173.3 million in the third quarter of 2006. In this period, day sales outstanding improved to 55 days compared to 59 in the prior quarter. Inventory was $112.6 million compared to $114.9 million in the third quarter of 2006. Turns were 4.1 for this period compared to 4.0 in the prior quarter.

     Before I turn to the guidance, let me mention that on January 17, 2007, Trimble's Board of Directors approved a two-for-one split of all outstanding shares of the company's common stock, payable February 22, 2007 to stockholders of record on February 8, 2007. Stockholders who will receive shares in the acquisition of @Road will have their shares adjusted to reflect the stock split. The earnings per share numbers I just discussed and the guidance which I'm about to give do not reflect the stock split.

     Now I will give you GAAP guidance for the first quarter of 2007, which does not include the impact of the anticipated acquisition of @Road announced on December 11, 2006, that is expected to close in February of 2007. In the first quarter of 2007, we expect revenue to grow 16 to 18%, compared to first quarter of 2006, with revenue between 262 million and $267 million. At a 36% tax rate with approximately 59 million shares outstanding, we expect first quarter 2007 GAAP earnings per share between $0.45 and $0.48. The above GAAP guidance includes stock-based compensation. On a post-tax basis, we expect stock-based compensation for the first quarter of 2007 to be approximately $0.03. We expect non-GAAP earnings per share between $0.54 and $0.57 in the first quarter of 2007.

     Non-GAAP guidance for the first quarter of 2007 uses a 36% tax rate and excludes the amortization of intangibles of $5.1 million in the quarter, as well as the anticipated impact of stock-based compensation expense of $3.3 million. For year-over-year comparison, it should be noted that the tax rate in the first quarter of 2006 was 28% and is forecasted to be 36% in the first quarter of 2007. It should also be noted that the first quarter guidance is expected to be impacted by deferred revenue write-downs for acquisitions made in the fourth quarter of 2006. As guided in the @Road announcement in December 2006, we currently expect total 2007 company revenue between $1.14 billion and $1.17 billion, assuming a February 2007 close of the @Road acquisition. Of this amount, approximately 80 million to $85 million in revenue is expected to come from acquisition of @Road.

     We expect full-year 2007 non-GAAP earnings per share of between $2.10 and $2.15. The baseline outlook for the company, excluding the @Road acquisition, is between $2.30 and $2.35 non-GAAP earnings per share. The @Road transaction is expected to be single-digit dilutive in 2007 on a percentage basis due to interest payments on debt, an assumed higher share count and the deferred revenue write-down, partially offset by synergy savings and improved business profitability. We will update to you on our total company guidance for 2007 in detail, including the impact of @Road, on our April 2007 conference call.

     We will now take your questions. Thank you.

Willa McManmon, Director, Investor Relations
-------------------------------------------------------------------------------

     Operator, we'll take questions now.

QUESTION AND ANSWER SECTION

     Operator: [Operator Instructions]. Your first question comes from John Bucher with BMO Capital Markets.

     Q - John Bucher: Thank you very much. Steve, your description of the external environment was helpful, just in understanding what some of the swing factors might be. Your largest reporting segment, E&C, is more than five times the size of the next largest reporting segment in terms of revenues. I was wondering if you might be able to provide sort of a similar perspective that you did in describing the external environment, just on the products and the systems that make up E&C; survey machine control, constructions and instruments. And maybe give an update there on what you saw trend wise in the fourth quarter and then as you look out to 2007, how do you see things?

     A - Steven Berglund: Yeah, actually I think probably the words I used to describe the overall environment relate pretty specifically to E&C. And so, first of all, the residential housing thing sits there in the background. But as we pointed out repeatedly, that it doesn't tend to be a big market for us. So I would in general describe the environment in the E&C world as being generally steady. Now steady in this context is a good thing, so we are not necessarily seeing heavy trends in any particular direction. There are geographic pockets here and there that are doing better than others. There are some segments that are doing better than others. But overall, we are certainly listening to what the pundits have to say on the macro economic environment relative to interest rates and all of that. But on our more modest view at the world. What we are seeing is a relatively steady environment as it affects E&C, and with a bit of a positive overlay. From the standpoint is that the geographic growth rates that Raj was talking about are actually a little bit more pronounced for E&C than they are for the rest of the companies. So that we are seeing now -- across a large number of geographies, we are seeing relatively robust growth for E&C. And again, if Germany and Japan started to even come back to a fraction of what they were back in the early `90s. That would be a significant event for us in the E&C. So I think it's pretty much steady as she goes and we are not necessarily seeing any major swings in trends from our perspective.

     Q - John Bucher: I didn't do the best job of asking that question. I kind of was looking at it more from the standpoint of breaking down the components that make up E&C. So for example, did you see in the fourth quarter, was the sales of the S6 station, was that substantially higher, what are the trends there? What are you seeing with respect to machine control? What are you seeing with respect to construction instruments and things that make up E&C? I was looking at it more from that perspective?

     A - Steven Berglund: Okay. Well, and again I think my answer would be something of the same is that obviously the construction instruments portion, the rotating lasers and such are more affected by residential. So we are - as we said I think on the third quarter call as well, we are seeing, let's say a slower environment there and that is the portion that is affected by residential. But machine control survey, I would say that there really hasn't been a - any significant swings among those. I think that we are seeing strong - continued strong infrastructure sales in survey. We continue to see, what I will call steadily strong sales of the upper end instruments in survey. We are getting some traction at the lower end through the Spectra Precision rebranding starting from the low base, but seeing continued traction there. The Nikon joint venture products are doing well in the marketplace. So high-end, low-end, we are seeing relatively steady growth profile there, but it is a growth profile. Machine control as a product category continues to do well and in a very strong double-digit growth there. So again, I think that the only character -- right across the board with the exception of construction instruments, which is being affected a bit by the residential slowdown, I would say is that the trends are pretty consistent with what they have been for really a couple of years now.

     Q - John Bucher: Thank you very much.

     A - Steven Berglund: You bet.

     Operator: Your next question comes from Amit Kapur with Piper Jaffray. Please go ahead.

     Q - Peter Swanson: Hi. This is Peter Swanson on Amit's behalf. Congratulations on a good quarter, guys. I had a couple of quick questions. E&C margins seem to have declined over the third quarter, is that seasonality or did anything else happened here at the dealer channel? And similarly the Field Solutions margins appeared stronger. Can you give us some sense of what happened there? Thanks.

     A - Rajat Bahri: So - this is Raj. So clearly, if you look at margins versus prior year, E&C margins were up like 200 - on an underlying basis, 200 basis points versus last year. So they did expand margins versus - but we have some seasonality factors in E&C that sequentially the revenues down so growth - that impacts our margins somewhat. So there is some seasonal factors in quarter-over-quarter. But really if you look - to look at in a correct way versus prior year, there we did expand margins.

     Q - Peter Swanson: Nothing happening at the - I mean the dealers are like pushing - there is no pricing, impact on the pricing environment, Raj?

     A - Steven Berglund: No. I think that there's nothing structural that's going on in either of these markets. So what you are seeing is what I recall more arithmetic effects and seasonality effects than anything, that is, that I would term as at all structural.

     Q - Peter Swanson: And about the Field Solutions, the margins appeared stronger. Is that the same - kind of the same reasons there?

     A - Rajat Bahri: It's the business mix between - it's a business and product mix that's driving that also. There is no price - no change in the pricing environment.

     Q - Peter Swanson: Can you give us an update on the Connected Construction Site initiatives and how that's going, just kind of a little more detail than what you discussed already?

     A - Steven Berglund: Yeah, again I think that at this point of time it's - the revenues beyond our kind of core products that we would call connectors, Connected Construction Site revenues are still de minimis in the whole, but we are seeing are solid trajectories in things. For example, bringing asset management and work process status management on to the construction site. We are seeing very strong relative secular growth out of that. We did roll out a number of initiatives at the Dimensions Users Conference in November, including things like we have over the last couple of years spent a fair amount of money developing a training regime for contractors to use, using computer tools as well in-class participation, and we have rolled that out as a significant new product line in November. I recall all of these Connected Construction Site initiatives.

     So, development continues. We have added Meridian to the product mix to provide a backbone, an information backbone for the Connected Construction Site. So they were acquired in the fourth quarter, so we have added significant capability in the last six months. And now I think that really we are engaged in bringing it all together. But again, I think there isn't going to be a step function event here, there isn't going to be any particular day when people will wake up and say their Connected Construction Site has arrived. It will be iterative, it will be progressive and will really unfold over a number of years. So it will be product announcement by product announcement kind of new customer by new customer. So, it's really as much of a concept that we are out promoting to the contractors at this point in time more than any particular discrete event. So I don't have a whole lot of tangibles to point out publicly at this point in time, but that will continue to develop over the next year and we will have more and more to talk about as the year unfolds.

     Q - Peter Swanson: Sure. In terms of the recently announced GuideWorx application for cell phones I think in early January, can you talk about your outlook for the uptake of GPS in cell phones during 2007 and whether you have plans for further initiatives there? And what are some of the synergies that you see with the cell phone versus your more traditional industrial and enterprise end markets. Can you talk a little bit over there?

     A - Steven Berglund: Okay. Well, I am basically going to skip to the second part of the question, which is where we are maybe confident to answer, because again, being what we are cell phones have not been a central supplying - the cell phone market has not been a particular strategic focus of Trimble. I think I am more comfortable talking about the implications of the cell phone and our end user type applications, which is over time going to be significant. I think that we recognize the improving capabilities of cell phones and the fact that they are going to provide greater and greater functionality. So I think in most of our product lines, whether it be construction related or certainly GIS, Mobile Solutions, we acknowledge that the cell phone will be part of the product solution there. So we are developing in a number of cases applications that will ride on the cell phones and that will typically at the low end where robustness and some of those considerations aren't as important will be part of the product line. And I think that we over time have actually demonstrated at trade shows and such the capabilities of cell phones. So we would regard the cell phone to be a significant part of our future, but as a platform on which to put applications. And to your middle question there, as again we announced the Nokia deal some time ago and I think that cell phones are of caught interest to us, but not a strategic point of focus.

     Q - Peter Swanson: And lastly - actually I just have one more question, can you discuss some of your plans around Galileo and how you think the new system, whenever it launches will impact the market?

     A - Steven Berglund: Well, I think in an overall sense, Galileo is a positive thing for the user, puts more satellites in the sky, increases the robustness of applications. I don't think it's a game changer in terms of applications there. It's not necessarily going to bring step function new functionality, it will make existing applications more robust. So, at the appropriate time, just as we've got a GPS/GLONASS receiver, at some point we'll probably have a GPS/GLONASS Galileo receiver. So - but I don't see it as any kind of game changer, the applications will remain what they are and Galileo will simply make them more robust.

     Q - Peter Swanson: All right. And actually one last question and I promise you to step away. Any feedback from customers or potential customers on the acquisition of @Road, any - just in general?

     A - Steven Berglund: Well, yeah, I can answer generally. And what we are getting as feedback through @Road is that, until the shareholders vote. Is I think it would be inappropriate for us to be out in close proximity to @Road customers, but they certainly have been talking to their customers and the feedback through @Road to us seems to be positive and perhaps in some cases very positive.

     Q - Peter Swanson: Great. Thanks a lot.

     A - Steven Berglund: Thank you.

     Operator: Your next question comes from Bill Benton with William Blair.

     Q - William Benton: Hi, good afternoon guys. Congratulations on another strong quarter. First, Raj, if you could just help me on the 36% tax rate outlook, given the R&D tax credit extension that seems a little conservative and I was just trying to understand the dynamics behind that?

     A - Rajat Bahri: Yeah, so, R&D tax credit clearly is favorable, but there are some deductions that we get for exporting products out of the US that are going away for us next year. So hence the tax rate is going up because of that. So the R&D tax credit is pretty much being offset by those deductions going away.

     Q - William Benton: Okay. So that's...

     A - Rajat Bahri: And this year - just let me comment why this year tax rate is low. We -- in general if you look at for the full year, we started with a guidance of 36 and we finished the year at 30%. But we had a lot of audits that were going on primarily in the international area in countries like France and Netherlands and Sweden and so forth. And we had booked exposures for those. We were successful in all those audits and we had some reversal of those exposures, which lowered the tax rate this year. So there were some discrete events that led us to a 30% tax rate this year.

     Q - William Benton: Okay. And then in terms of the GIS, you guys noted it was strong, do you think that was budget flush related or was there something else there that seems to be maybe more sustaining into the current quarter?

     A - Steven Berglund: Well, I think if you look at year-end governmental effects, they tend to be more clustered in the third quarter than the fourth quarter.

     Q - William Benton: Right.

     A - Steven Berglund: So the fourth quarter tends to be a little bit more plain vanilla. So I would in general say that the fourth quarter represented a - well, I wouldn't call it normal quarter, but I would basically say it stands on its own legs without any special interpretation. So, we have - during the course of 2006, we did - we came out with new products, that's certainly helping. We are paying a lot of attention to refinement of the distribution channel and opening up more value-added channels and I think that's helping. So I think that the environment at least in GIS historical terms is comparatively strong, it's a little bit more of a steady eddy sort of market for us, but certainly I would say market conditions right now are comparatively good.

     Q - William Benton: Okay. And then, staying in that segment I guess.
     You kind of touched on it a little bit on the Ag side, you got a new product, we've got $4 per bushel corn, which is nice. I am just kind of curious what you might be seeing or hearing from some of your channels in terms of maybe some unusual amount of purchase activity earlier in the year here?

     A - Steven Berglund: I don't know, but I haven't heard anything about unusual purchasing activity. But I was at our Ag distribution meeting earlier this week which had 365 people in the audience, which is a record number of people in the audience for us, so times must be relatively good to afford the travel. But I think that the - I think that the sense is that Ag maybe isn't back to kind of a very robust days of two/three years ago, but I think there is a sense of improving confidence, certainly from what it might have been in the last half of 2005. So I think there is a - the sense is that the market is recovering. There is more money that's flowing into the farm economy and that may accelerate somewhat the ethanol initiatives. But I don't know that there is - I certainly wouldn't be calling any kind of unusual activity out of the first quarter. I think it's still very much of a blocking and tackling sort of market for us.

     Q - William Benton: Okay. And then just in the Mobile Solutions side, [inaudible] good growth year-over-year. It slowed a bit maybe sequentially in year over year. And so I'm just trying to get a general sense on what might be happening there, if there is some accounting in the deferred revenue side, I know there are some acquisition shifts in between as well. So what do you see in there underlying those numbers?

     A - Rajat Bahri: And so, the question is on Mobile Solutions, right?

     Q - William Benton: Yeah.

     A - Steven Berglund: On deferred revenue effects.

     A - Rajat Bahri: Yes, so...

     Q - William Benton: Yeah, just the revenue slowing a little bit...

     A - Rajat Bahri: In the organic business, those margins are up sequentially.

     Q - William Benton: Okay.

     A - Rajat Bahri: It is the acquisitions that's just clouding the factor..

     Q - William Benton: Okay. Not necessarily the margins, I was actually at the revenue growth, I know it was very strong year-over-year. It just slowed a little bit, and I didn't know if that might be some of the effects of [inaudible].

     A - Rajat Bahri: That's something -- last year we acquired MobileTech, which was the acquisition in Q4. So when we did Q3 comparison, there was no acquisition at all.

     Q - William Benton: Okay.

     A - Rajat Bahri: And then in Q4, we got part year of this big acquisition, half way decent acquisition we did of MobileTech, which was the DSD side. So the acquisition impact slowed down somewhat.

     Q - William Benton: So underlying this, you're not seeing -- you're still seeing very strong growth obviously in this segment?

     A - Steven Berglund: Yeah, we still view this was a very strong growth segment. I think there is a fair amount of - or there are a number of facts that are impacting, there is the year-to-year comparisons that are distorted by the acquisitions being in or out. There are probably some over time, there will be some depending on timing, there will be some deferred revenue impacts based on the purchase accounting. I think in some of these cases and we've been relatively public for example in Advanced Public Safety, after we - after we acquired them as we stepped up the spending to be more aggressive in the marketplace. So in some cases, we let's just say are being patient with models that aren't yet up to the Trimble average balancing revenue and balancing bottom line. And so there are a number of effects that are operating in this business. But I would say is the underlying growth perspective remains very much the same.

     Q - William Benton: Okay. Great guys. Congratulations again.

     A - Steven Berglund: Thanks.

     Q - William Benton: Congratulations again. Thanks.

     Operator: Your next question comes from Jeff Evanson with Dougherty & Company. Please go ahead.

     Q - Jeff Evanson: Good afternoon. Congratulations on the quarter and thanks for taking my questions. Steve, we are seeing some things out there in the E&C competitive landscape that suggest there is possibly, I don't know if it's stress for Leica and Topcon or if it's just attempts at initiatives there to build out distribution or do more promotional financing. Could you talk about what you are seeing in the competitive landscape and what you feel you are doing in terms of market share in the quarter?

     A - Steven Berglund: So, starting with market share and talking on the year context is at E&C, we had 20% year-over-year - year revenue growth. So, I would say, as a matter of again arithmetic we believe we are gaining market share. We'd like the competition argue over who is losing it I suppose, but in terms of the competitive structure of the market, Topcon tends to be relatively unchanging over time in terms of the competitive approach, aggressive on product innovation, aggressive on pricing in our view would be less, less pointed towards the solution and then we consciously are and call more of the product orientation that I would say is their behavior again over an extended period of time is relatively, hasn't really necessarily changed in terms of overall aggressiveness and -- or the way of competing.

     I think the interesting one, more intellectually interesting one is Leica simply because they did go through an ownership change relatively recently and certainly, I think that they are attempting to let's say compensate for some of their areas of competitive, well, let's call it weakness, but so, they are attempting to take some initiatives in the distribution channel and they are attempting to build distribution and they have made a couple of acquisitions recently. So, the market remains dynamic, but I wouldn't say that it is fundamentally altering or that structurally, it is changing and our response as always is to take the long view and to keep our values intact relative to product innovation, building quality distribution, providing a solution which means picking up the telephone three weeks or four weeks or four months after the product has been sold and supporting the customer and putting a lot of emphasis on customer support whether it's through a dimensions users conference or otherwise. So, yeah, I think there is probably more talk in the marketplace at this point in time, but I'm not sure that anything has really structurally changed.

     Q - Jeff Evanson: Okay. Stick to your knitting.

     A - Steven Berglund: Yeah.

     Q - Jeff Evanson: On the @Road acquisitions, I'd give you two questions and hopefully you can answer at least one of them. First of all, in your comments as to why you did this deal, you mentioned the quality of the Trimble products. I got the impression you were telling us, you thought you could do some cross-selling into the @Road client base. So if you could, first question, elaborate on the potential for cross-selling there? And second of all, you've obviously been in there doing more intensive due diligence and planning, transition planning. Could you give us an update on how that's looking?

     A - Steven Berglund: Okay. First of all, on the cross-selling, I think there are definitely possibilities and over time, I think there is potentially significant possibilities in a number of ways. But let me just point at maybe one example at this point in time. So, TrimTrac, which arguably is a product that we've struggled with over the last couple of years a bit in terms of getting the product specs right and getting it into market effectively. I think @Road, the people at @Road that we've talked to are actually very enthusiastic about the product and believe that they know lots of places to put it.

     So there is one example of what I would call a cross-selling opportunity in conjunction with @Road to take what Trimble's got and project it more aggressively into the marketplace. I think that over time, if we -- as we look at vertical market space, we're in more vertical market space or another is that we'll find that there are other opportunities either for kind of straight up cross-selling of something that exists into new market space or being able to conceive that new product solutions that maybe don't exist at this point in time. So, I would say is, again I don't want to over-promise in the next 12 month context, but certainly strategically I think there is significant opportunity there for kind of conventional cross-selling or creating new product categories that maybe don't exist at this point in time.

     As far as the update, giving your two for two here, Jeff, answering both questions. But update in terms of a transition process, again I'll be fairly general here, but we've had a series of rolling conversations with @Road people. They've been generous with their time and their access. I think we've taken the listen-and-learn approach. And over the next few weeks, as I think that will start to convert that into specific views and what to do with the business, I would say that, again emphasizing this theme that this is not a combination that requires a top to bottom reengineering is that it specifically does not call for kind of extensive reengineering that we would expect the ongoing management of @Road to be done from existing @Road managers, maybe with some changes and emphasis and maybe some tweaks to structure, but fundamentally this is a matter of collaboration, this is a matter of combination more than kind of conventional ideas of integration. So, we've certainly been impressed with -- there are a lot of smart people over at @Road and we continue to believe that there are lots of opportunities here.

     Q - Jeff Evanson: Okay. And then my last question is it is clear that you are seeing more revenue growth starting to come out of Europe and Asia than you saw last year. Could you talk about -- you talked a little bit about what's driving that, do you expect that to continue in `07?

     A - Steven Berglund: Yes. Again, I'm even less proficient in talking about the macroeconomics outside the US and my limited ability within the US. So, without making a call on kind of the macroeconomic situation and assuming that it will remain relatively steady outside the US, yeah, we would continue to expect strong international growth for two reasons is that there are a number of robust economies out there and particularly in things like construction, potentially GIS and others where there is a lot of development going on and that there is a naturally -- a natural strong background of market expansion there. But then, I think the other factor is we are becoming more and more proficient, capable, scalable in those areas. So, in the last year, we've opened an office, a selling office in New Delhi. Our China presence continues to grow. We now have feet-on-the-street -- Trimble feet-on-the-street in South Africa, selling. So, we were building out our distribution organization and therefore we were able to more effectively project ourselves into some these geographies. So overall, I would expect it to continue.

     Q - Jeff Evanson: Great. Hi Raj, could you give us sales by geography? I know you put that annually in the K, but if you could give it to us now, that would really be helpful for us thinking about that?

     A - Rajat Bahri: You want the absolute numbers or you want gross numbers?

     Q - Jeff Evanson: Just dollars of sales, for US, Europe, Asia and rest of the world.

     A - Rajat Bahri: I will follow it up with you, Jeff. I don't have the numbers ready with me, but I can follow up with you, certainly.

     Q - Jeff Evanson: Great. Thanks a lot.

     Operator: Your next question comes from Jeff Rath with Canaccord Adams. Please go ahead.

     Q - Jeff Rath: Thanks guys. Good quarter. A lot of my questions are being answered, just a couple of smaller ones. I guess Raj, can you give us any color with regards to the joint venture contributions here through 2007? I guess Caterpillar, your JV with Caterpillar looks like it's moved into more of a - a more aggressive if you will product initiative there. How do you - how do look at the contribution from your JVs into 2007?

     A - Rajat Bahri: So, this year between the two joint ventures we made $7 million, which was a significant increase versus prior year and without getting specific, we should expect slightly doing better than that as our sales through the joint venture are increasing over time and the income of joint venture. So, I am not ready to give you a specific guidance but in general, it should be $7 million or better for next year. As the joint venture increases its sales and our profit -- share of that profit increases, we should start to see -- we should see increased profitability on that line. Q - Jeff Rath: Okay. Great. With regards I guess this is another item as it relates to precision agriculture and the sort of macro environment, particularly around biodiesel fuel demand and etcetera, does that change the nature of the buyer, the traditional or your targeted buyer? The sense I have there in that market is the real compelling value has been for the precision components there has been for the valued - high-valued crop sort of farmer. In light of the very strong sort of commodity price environment, do you expect that the sort of the price points that you need to meet and the build of demand that you expect as a result of that environment is more aggressive, if you will, as far as not needing the same performance but needing say, a materially lower price point. Any color there would be helpful.

     A - Steven Berglund: Yes, sure. First of all, I think that the early days of precision agriculture were very much oriented on -- towards high-valued crops. So, you saw the early adopters in places like the West Coast doing specialty vegetables, specialty fruits where it was easy to justify the investment, they turn out to be the early adopters. Now starting probably three years ago, I might be half the year but we consciously took the product to the middle part of the country more aggressively -- to the middle part of the country, to the Southeast towards more conventional row crops and so, in reality, the shape of the market, there may be change of influence, there may be geographic switches, there may be shifts but fundamentally, again I would not say that ethanol is a game changer -- fundamental game changer. I think it shifts maybe points of emphasis but even -- but in terms of the price point issue, the market really does fall out into two rounds, there is the high end, which is our Autopilot guidance product, which is a very sophisticated system on relatively high price point and then there is the Lightbar market, which arguably is more price competitive.

     So, where we have been for the last year may be longer than seeing the real dynamics is at the high end - the high end is actually the more dynamic, more buoyant part of the market at this point in time. And that goes for kind of the row crops, corn and other crops that we were talking about as well as for the high value. So, in reality, there is a point of market emphasis shift here but it's actually towards the high end because of the -- because farmers are now beginning to understand the value of their application and are getting more confident on the return on investment calculation. So what we have actually seen in terms of relative robustness of the market, we have actually seen a shift towards the high end from the low end and I would say that applies to let's call these lower value row crops and -- as equally as it does to the high precision. So, we are not anticipating any kind of fundamental market share so as a result of the ethanol initiatives.

     Q - Jeff Rath: Great. That's a good color there. Just a couple of quick ones here. I am not sure if you broke it out Raj, specifically in the fourth quarter, what did acquisitions contribute to revenues on a year-over-year basis?

     A - Rajat Bahri: Acquisitions in the Q4 period have contributed around 3 to 4%.

     Q - Jeff Rath: 3 to 4% of revenues?

     A - Rajat Bahri: Yes.

     Q - Jeff Rath: Got you. Great. Thanks very much. That's it.

     Operator: [Operator Instructions]. Your next question comes from Eli Lustgarten with Longbow Security.

     A - Steven Berglund: So, Eli, before you get into the question, I just want to clarify Jeff Rath's questions from Canaccord. So, I just want to make sure that of the 25% growth, 3 to 4% was - 3 to 4% of the growth was driven by acquisitions. So, I just wanted to make that clear. I just want to make sure that got across clearly. Go ahead Eli.

     Q - Eli Lustgarten: Yes, okay, just - he answered a lot of the questions I was going to ask. I want to get a couple of clarifications, one, the R&D tax credit was how much in the quarter?

     A - Rajat Bahri: So, it's - R&D tax rate is not that big for us. So, it reduced our rate by 1%, so if we hadn't gotten our credit, we would have been around 26% versus 25.

     Q - Eli Lustgarten: So, the bigger part of the dropping of the tax rate would be international settlement.

     A - Steven Berglund: That is right, that's correct.

     Q - Eli Lustgarten: The R&D was very small, okay. So that helps. Maybe the joint venture properties, is there any reason why the joint venture gains in `07 shouldn't be at least equal to the corporate gains in the other sectors? It would seem that it feeds right into the natural product mix that's where the market is going. So, I mean if you have a revenue that you're indicating of double-digit, why wouldn't you get double-digit gains in the joint venturing business? Was that an unfair solution?

     A - Rajat Bahri: E&C is a combination of survey construction and it depends upon how construction grows because primarily joint venture is on construction side of things, so it does depend, so you can't just correlate all...

     Q - Eli Lustgarten: Yeah, but the implication of the revenue gains in the guidance for the rest of the year excluding @Road is a low double-digit volume gain. And there is no reason to assume that construction wouldn't be at least as - I mean. Because I wouldn't be as good as the overall guidance at this point, particularly, the markets that - so I am just asking is there any reason why if that holds true that the joint venture income wouldn't be a similar type of gain.

     A - Steven Berglund: Yes. And it also depends upon what R&D development they are doing and so forth too. So, in concept, you are right but I won't say it's just directly correlated because there is other businesses plus depending upon what R&D development is going on in the joint venture, so you couldn't say that it's total 100% correlation.

     Q - Eli Lustgarten: Yeah. We are also all interested in the breakdown of overseas sales and profitability but, as a rough guide, can you give me what percentage of the sales for `06 was outside the United States?

     A - Rajat Bahri: But I can tell you in Q4, we had around - out of North -- outside North America, 40% of the sales were outside North America.

     Q - Eli Lustgarten: And that's probably - is that close to the year too or is the year a little lower than that?

     A - Rajat Bahri: Year is going to be slightly higher than 40%.

     Q - Eli Lustgarten: [inaudible] that's sort of the mix at this point. As far as the -- I'm sorry.

     A - Steven Berglund: Let me interrupt just to kind of make a big point here because there are multiple effects that work here. So, TMS at the moment is growing very rapidly, virtually all of that growth and in fact all of that growth is occurring within the US. So, to see the kind of the robustness else of the overall company implies, I think as a matter of logic that what we are seeing in the segments that have strong international representation in the E&C segment, the TFS segment, in particular what we are seeing is very strong international growth.

     Q - Eli Lustgarten: Okay. Thank you. When we're talking a bit about the Ag business and the turn up, if we take a convention wisdom which is the Ag trends up in the second half of `07, is that -that should be a favorable product mix and a favorable profitability for the division, wouldn't it for TMS and the TFS?

     A - Steven Berglund: Yes, I guess if the promises, the market improves, yes, we -- it's definitely going to positively impact us if the trends continue.

     Q - Eli Lustgarten: On your favorable product mix that enhances the profitability of the business.

     A - Steven Berglund: Yes, so I think we are confident in our product mix at this point in time. We are secure at the high-end, we have secured a stronger position in the low-end, so from a product mix standpoint going into 2007 in Ag, we are confident that whatever the market throws at us, we are as well positioned as we can be from a product standpoint.

     Q - Eli Lustgarten: And one final question, both the Trimble Mobile Solutions and the Advanced Devices had sequentially much lower profitability than we have been seeing for the year, I mean other investment sort of thing, what can we expect for `07 in both those operations -- from both of our top-line and our profitability and are we seeing similar growth top-line and profitability?

     A - Steven Berglund: Taking them separately for TMS -- and again, we don't give guidance by segments, so I will talk in general terms here. TMS -- well, TMS, as a segment or let's call it the Mobile Solutions segment, once we filter in the @Road effects is going to reflect prodigious growth in 2007 at the revenue line, I think there will be - there will be -- at the bottom-line, there will be volatility for two-three quarters here during the transition process and then as the accounting effects filter though. So, I can definitely say there will be prodigious growth at the top-line and we will have to kind of carefully recount what's going on once we have closed the...

     Q - Eli Lustgarten: I don't know [inaudible].

     A - Steven Berglund: Pardon me, sorry.

     Q - Eli Lustgarten: ....I was trying to do it before we put @Road into the numbers.

     A - Steven Berglund: Yes. So, again I would characterize Mobile Solutions organically has been very strong double-digit growth and again, we run the business with this concept of operating leverage dropping a significant portion of that revenue growth to the bottom line, so I think what you can expect before the transition and before the transaction is strong double-digit growth in the company and with operating earnings growing up - growing much more rapidly than the actual revenue growth that that's the model here. And then, relative to Advanced Devices, again this is not a business where we are telegraphing significant revenue growth. So, I would say that what you have seen for the last couple of years, you kind of blend it, would be our relatively conservative view on that. We are doing a number of things on product front, and whatever. There may some upsides from that, but I think given our experiences over the last couple of years, I think that the expectation is that our revenue growth will be pretty much steady looking forward, and then I think that bottom line, there are some year-to-year anomalies here and some one-time effects. But I would consider all in -- kind of operating margins will probably continue to be relatively steady.

     Q - Eli Lustgarten: Okay. All right. Thank you very much.

     A - Steven Berglund: Okay.

     Operator: We have a follow-up question from John Bucher with BMO Capital Markets.

     Q - John Bucher: Thank you very much. Steve, I have just got a quick question for you on the combined TMS @Road. You talked about pretty big top line growth prospects. So, from a business capacity standpoint, once you do -- finish all the integration with respect to back-end systems and not related stuff and the like, do you see any scalability limits to the fixed asset base that's kind of be there or should that be something that you can keep adding revenues to for quiet sometime? And then also from the standpoint of the network reselling agreement that might be employees for those subscribers that do not directly with the carriers, do you get any type of -- do you anticipate down the road any type of better pricing power from the standpoint of securing packets for wireless transport type down the road? Thanks.

     A - Steven Berglund: Okay. So, relative scalability, I think -- clearly one of the attractions of this business to us is the fact that we believe it is highly scalable. So we would expect the need to add fixed infrastructure will go up better rates significantly slower than -- in dollar terms significantly slower than the ramp up the business. So, the implicit or explicit -- I guess more explicitly in our modeling is a high degree of scalability. It is the promise of this particular market is that it is scalable. So, we certainly are anticipating a high degree of scalability and without the need to invest at a rate commensurate with sales. Relative to better pricing, I guess all I can say at this point of time is we will see but certainly whether the -- the buying of their kind or others, but I think that what we do see is the ability to impact the economics of business as a combination, but I will get and then I will talk about it if that is maybe possible. So I would have no particular view at this point in time whether there is a pricing argument here or not. I do not think we are counting on it, but if we can get it we will certainly get it.

     Q - John Bucher: Thank you very much.

     A - Steven Berglund: You are welcome.

     Operator: Your next question comes from Rich Valera with Needham. Please go ahead.

     Q - Rich Valera: Thanks, a spillover for Rich. I just have two quick questions. First Raj, the gross margin in the fourth quarter at the corporate level was essentially potentially flat. Sequentially it looks like the previous couple of years it was down over a percent. Was that primarily due to the acquisitions in the fourth quarter, software acquisitions?

     A - Rajat Bahri: Yes. If you look at sequentially Q4 to Q3 you are saying it has done but this quarter it was flat?

     Q - Rich Valera: Yes.

     A - Rajat Bahri: Primarily because TMS is becoming bigger and bigger part of our business and the subscription revenues are coming at higher gross margins and that is kind of driving that phenomena.

     Q - Rich Valera: Gotcha. And then just one last question, Steve, the obstruction of GPS going as for [inaudible] in 2006 a significant driver in the survey market or was it just incremental? Thanks.

     A - Steven Berglund: I would describe this as incremental. Any new product gives you something -- I guess you advised motor vehicles sales force, but I would in general call it incremental. It did improve performance, so having more satellites in the sky did improve performance, so gave us something to talk about. But I would in general say, you know the fundamental capabilities of the product in terms of what it does - didn't materially change. It was a more or about a solution by and large. So I would describe the effects as incremental and not necessarily step function type offence.

     Q - Rich Valera: Thanks.

     A - Steven Berglund: You are done?

     Operator: At this time there are no further questions. Thank you for joining in the call. Will there be any closing remarks.


Steven W. Berglund, President and Chief Executive Officer
-------------------------------------------------------------------------------

     No. Thank you all for attending and I will talk to you next quarter.

     Operator: This concludes today's conference call, you may now disconnect.


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                                     * * *

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to registration or qualification under the securities laws of any such
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                          FORWARD LOOKING STATEMENTS

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                    ADDITIONAL INFORMATION ABOUT THE MERGER
                             AND WHERE TO FIND IT

Trimble and @Road filed with the SEC a prospectus/proxy statement and other relevant materials in connection with the proposed acquisition of @Road by Trimble pursuant to the terms of an Agreement and Plan of Merger by and among Trimble, Roadrunner Acquisition Corp., a wholly-owned subsidiary of Trimble, and @Road. The prospectus/proxy statement has been mailed to the stockholders of @Road. The prospectus/proxy statement and other relevant materials, and any other documents filed by Trimble or @Road with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Trimble by contacting Trimble Investor Relations, 935 Stewart Drive, Sunnyvale, California 94085, or calling (408) 481-7838. Investors and security holders may obtain free copies of the documents filed with the SEC by @Road by contacting @Road Investor Relations, 47071 Bayside Parkway, Fremont, California 94538, or calling (510) 870-1317. Investors and security holders of @Road are urged to read the prospectus/proxy statement and the other relevant materials, as well as any amendments or supplements to those documents, when they become available before making any voting or investment decision with respect to the proposed merger.

Trimble, Steven Berglund, Trimble's President and Chief Executive Officer, and Trimble's other directors and executive officers may be deemed to be participants in the solicitation of proxies of @Road stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Berglund and Trimble's other directors and executive officers in the solicitation by reading the prospectus/proxy statement when it becomes available.

@Road, Krish Panu, @Road's Chairman, Chief Executive Officer and President, and @Road's other directors and executive officers may be deemed to be participants in the solicitation of proxies of @Road stockholders in connection with the proposed merger. Such individuals may have interests in the proposed merger, including as a result of holding options or shares of @Road common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Panu and @Road's other directors and executive officers in the solicitation by reading the prospectus/proxy statement when it becomes available.